March 18, 2011
Ms. Aamira Chaudhry
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Westwood One, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed on March 31, 2010 File No. 001-14691
Dear Ms. Chaudhry:
We are in receipt of your letter dated March 8, 2011, setting forth comments of the Staff (“Staff”) of the United States Securities and Exchange Commission (“Commission or SEC”) to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (filed with the SEC on March 31, 2010 and referred to in this letter as the “2009 10-K”). We have considered your comments and set forth our responses below. Our responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in your letter. We note that when reference is made to the “Refinancing” below, we are referring to the recapitalization of the Company and the refinancing of substantially all its indebtedness as described in the Company’s periodic reports and which closed on April 23, 2009.

Ms. Aamira Chaudhry
March 18, 2011
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24
Comment:
1.
Refer to your response to prior comment 1. Presentation of successor and predecessor amounts on a combined basis as you have done and apparently propose to continue to do is a non-GAAP presentation prohibited by Item 10(e) of Regulation S-K because each period is on a different basis of accounting. Please delete the 2009 tabular information on a combined basis and amounts on a combined basis from the narrative discussion. It is acceptable, however to provide a comparative analysis in MD&A on a combined basis without specifically presenting non-GAAP numbers by reference solely to the change from the prior or subsequent period GAAP amounts in terms of either dollar amount or percent. For example, you can say that 2009 revenues on a combined basis changed by $X or Y percent from that in 2008 (or from that in 2010 as appropriated) of $Z, without citing the non-GAAP combined amount for 2009, accompanied by an analysis of the change at the appropriate level of detail.

Response:
We agree with the Staff’s comment and have removed the tabular information on a combined basis and have provided narrative on a combined basis without presenting such non-GAAP numbers. An example of our proposed disclosures, which will be included in our 2010 10-K, for the comparison of 2009 and 2008 of such information would be as follows:
Revenue for the periods from April 24, 2009 to December 31, 2009 and January 1, 2009 to April 23, 2009 and the twelve months ending December 31, 2008 are as follows:

	Successor Company	Predecessor Company
	For the Period April	For the Period
	24 to December 31,	January 1 to April	Twelve Months Ended	Twelve Month
(Dollars in thousands)	2009	23, 2009	December 31, 2008	Change
Network Radio	$119,852	$63,995	$209,532	$(25,685)
Metro Traffic	109,008	47,479	194,884	(38,397)

Total (1)	$228,860	$111,474	$404,416	$(64,082)

(1)
As described above, we currently aggregate revenue data based on the operating segment. A number of advertisers purchase both local/regional and national or Network Radio commercial airtime in both segments. Our objective is to optimize total revenue from those advertisers.

Revenue for twelve months ended December 31, 2009 decreased $64,082, or 15.8%, from $404,416 for the twelve months ended December 31, 2008. The decrease in 2009 was principally attributable to the ongoing economic downturn and, in particular, the general decline in advertising spending, which started to contract in the second half of 2008 and continued in 2009. Revenue for all periods was adversely affected by increased competition and lower audience levels.

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Ms. Aamira Chaudhry
March 18, 2011
Comment:
2.
You may also supplement your historical comparative analysis in MD&A on a pro forma basis for both 2009 and 2008, as suggested in your response, prepared in accordance with Article 11 of Regulation S-X. Please keep in mind that the pro forma information for 2008, and ensuing 2009, should be consistent with the pro forma presentation contained in your Form 8-K filed on June 22, 2009. Such pro forma information should be accompanied by a comparative analysis of material changes indicated thereby at the appropriate level of detail, along with adequate detail of how the pro forma amounts in each year were derived. Also keep in mind that the supplemental discussion on a pro forma basis should not be presented with greater prominence that the discussion on a historical basis. Presentation on a pro forma basis for 2008 and 2009 may be carried into the 2010 Form 10-K. Please revise your disclosure in MD&A as indicated by the above in the Form 10-K to be filed for the fiscal year ended 2010.

Response:
Our proposed disclosure to supplement our historical comparative analysis for pro forma information would be as follows:
Pro Forma Information
The following unaudited pro forma condensed financial information has been prepared to give effect to the Refinancing, as if the Refinancing had been completed on the first day of the earliest period presented. As a result of the Refinancing, a change in control occurred, which required us to account for the change of control with a revaluation of our balance sheet to a fair-value basis from a historical cost basis.
The actual results reported in periods following the Refinancing may differ significantly from those reflected in these pro forma financial statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare these pro forma financial statements and actual amounts. In addition, no adjustments have been made for non-recurring items related to the Refinancing. As a result, this pro forma information does not purport to be indicative of what the financial condition or results of operations would have been had the Refinancing been completed on the first day of the earliest period presented. These pro forma financial statements are based upon historical financial statements and do not purport to project the future financial condition and results of operations after giving affect to the Refinancing.
The pro forma adjustments described below have been developed based on assumptions and adjustments, including assumptions relating to the purchase price and the allocation thereof to the assets acquired and liabilities assumed based on fair value.
The following unaudited pro forma condensed financial information for the twelve months ended December 31, 2009 and 2008 should be read in conjunction with, and is qualified by reference to, our consolidated income statements for the period from April 24, 2009 to December 31, 2009, the period from January 1, 2009 to April 23, 2009 and the year ended December 31, 2008.

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Ms. Aamira Chaudhry
March 18, 2011

	For the Twelve Months Ended December 31, 2009
	For the Period	For the Period
	April 24 to December	January 1 to April	Pro Forma
(Dollars in thousands)	31, 2009	23, 2009	Adjustments		Pro Forma
Revenue	$228,860	$111,474	$—		$340,334

Operating costs	210,805	111,309	—		322,114
Depreciation and amortization	21,474	2,584	(4,909	)(A)	19,149
Corporate general and administrative expenses	10,398	4,519	—		14,917
Goodwill impairment	50,501	—	—		50,501
Restructuring charges	3,976	3,976	—		7,952
Special charges	5,554	12,819	—		18,373

Total Expenses	302,708	135,207	(4,909)		433,006

Operating (loss) income	(73,848)	(23,733)	4,909		(92,672)
Interest expense	14,781	3,222	2,401	(B)	20,404
Other expense (income)	(4)	(359)	—		(363)

Loss before income tax	(88,625)	(26,596)	2,508		(112,713)
Income tax benefit	(25,025)	(7,635)	711	(C)	(31,949)

Net loss	$(63,600)	$(18,961)	$1,797		$(80,764)

	For the Twelve Months Ended December 31, 2008
		Pro Forma
(Dollars in thousands)	Historical	Adjustments		Pro Forma
Revenue	$404,416	$—		$404,416

Operating costs	357,927	—		357,927
Depreciation and amortization	11,052	17,399	(A)	28,451
Corporate general and administrative expenses	16,007	—		16,007
Goodwill impairment	430,126	—		430,126
Restructuring charges	14,100	—		14,100
Special charges	13,245	—		13,245

Total Expenses	842,457	17,399		859,856

Operating loss	(438,041)	(17,399)		(455,440)
Interest expense	16,651	1,717	(B)	18,368
Other expense (income)	(12,369)	—		(12,369)

Loss before income tax	(442,323)	(19,116)		(461,439)
Income tax benefit	(14,760)	(5,706	)(C)	(20,466)

Net loss	$(427,563)	$(13,410)		$(440,973)

Net (Loss) Income Attributable to Common Shareholders	$(430,644)	$(13,410)		$(440,973)

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Ms. Aamira Chaudhry
March 18, 2011
Notes to the Unaudited Pro Forma Adjustments
The Unaudited Pro Forma Statements of Operations for the years ended December 31, 2008 and 2009 reflect the Refinancing and the resultant acquisition accounting and gives effect to these events as if each had occurred on January 1, 2008:
Note A — In accordance with Authoritative Guidance, which is applicable to the Refinancing and the change of control, we have revalued our goodwill and intangibles using our best estimate of current fair value. The value assigned to goodwill and indefinite lived intangible assets is not amortized to expense and the majority is not expected to be tax deductible. Our client contracts are typically exclusive agreements with our partners and/or talent to provide programming and content over a specified period of time. The values assigned to definite lived assets are amortized over their estimated useful life.
Also, in accordance with Authoritative Guidance, we have identified property and equipment which we valued using our best estimate of current fair value. Accordingly, an asset for property and equipment of $6,750 has been recorded to reflect the estimated fair value of the property and equipment and such amount is being depreciated to expense over the remaining lives of the assets.
Similarly, in accordance with Authoritative Guidance, we have identified leases and client contracts which we valued below market. Accordingly, a liability of $3,460 has been recorded to reflect the estimated fair value of the leases and client contracts and such amount is being taken to income over the remaining life of the contract.
The following table summarizes the pro forma charges for amortization and depreciation expense for the twelve months ended December 31, 2009 and 2008.

	For the Twelve Months ended December 31, 2009
(Dollars in thousands)		Opening		Ending
Intangibles	Estimated life	Balance	Amortization	Balance
Trademarks	Indefinite	$20,800	$—	$20,800
Affiliate relationships	10 years	64,890	7,210	57,680
Software and technology	5 years	4,480	1,120	3,360
Client contracts	5 years	6,946	1,984	4,962
Leases	7 years	840	140	700
Insertion orders	9 months	—	—	—

Subtotal—Intangible Assets		97,956	10,454	87,502

Property and equipment	Various lives	6,220	366	5,854

Subtotal— Assets		104,176	10,820	93,356

Client Contracts	1.5 years	(470)	(470)	—
Leases	7 years	(1,757)	(293)	(1,464)

Subtotal—Liabilities		(2,227)	(763)	(1,464)

Net Total			10,057
Amortization expense			14,966

			$(4,909)

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Ms. Aamira Chaudhry
March 18, 2011

	For the Twelve Months ended December 31, 2008
(Dollars in thousands)		Opening		Ending
Intangibles	Estimated life	Balance	Amortization	Balance
Trademarks	Indefinite	$20,800	$—	$20,800
Affiliate relationships	10 years	72,100	7,210	64,890
Software and technology	5 years	5,600	1,120	4,480
Client contracts	5 years	8,930	1,984	6,946
Leases	7 years	980	140	840
Insertion orders	9 months	8,400	8,400	—

Subtotal—Intangible Assets		116,810	18,854	97,956

Property and equipment	Various lives	6,750	530	6,220

Subtotal— Assets		123,560	19,384	104,176

Client contracts	1.5 years	(1,410)	(940)	(470)
Leases	7 years	(2,050)	(293)	(1,757)

Subtotal—Liabilities		(3,460)	(1,233)	(2,227)

Net Total			18,151
Amortization expense			752

			$17,399

Amortization of the new intangibles for Affiliate Relationships, Client Contracts and Insertion Orders and the property and equipment was reflected in these tables.
Note B — The Senior Notes bear interest at 15% per annum, payable 10% in cash and 5% in-kind (PIK interest). Interest expense was adjusted to reflect the new debt of $117,500 and new interest rate of 15% on such indebtedness. The PIK interest is added to the principal quarterly but will not be payable until maturity. The debt has been recorded for the pro forma financial statements at face value, which is our best estimate of fair value.

	For the Twelve Months Ended December 31,
(Dollars in thousands)	2009	2008

Interest expense on new debt	$20,329	$17,958

Interest expense on indebtedness prior to refinancing	17,928	16,241

Incremental interest expense adjustment	$2,401	$1,717

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Ms. Aamira Chaudhry
March 18, 2011
Note C — Taxes were calculated on the new pro forma (loss) amount using the effective rate for each applicable period.

(Dollars in thousands)	December 31, 2009	December 31, 2008

Pretax loss	$(26,596)	$(442,323)
Tax benefit	7,635	14,760

Effective rate	28.7%	3.3%
Non-deductible portion of goodwill impairment	0.0%	31.8%

Normalized effective tax rate	28.7%	35.1%

Proforma pretax loss	(112,713)	(461,439)
Adjustment for goodwill impairment	—	403,194

Adjusted proporma pretax loss	(112,713)	(58,245)

Proforma tax benefit	$(32,357)	$(20,466)

* * *
In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (212) 641-2004 or ed_mammone@westwoodone.com.

Sincerely,
/s/ Edward A. Mammone
Edward A. Mammone
SVP, Finance and Principal Accounting Officer

cc:	Mr. Doug Jones Lyn Shenk, Esq., Branch Chief

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